UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

1Q19 Earnings Release

São Paulo, May 15, 2019 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ) announces today its results for the first quarter (January, February, and March) of 2019 (1Q19). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 1Q19 and 1Q18, except where indicated differently.

Summary of Financial Information

Executive Summary - Cosan Pro forma(1)	1Q19	1Q18	Chg.%	4Q18	Chg.%
BRL mln	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
Net Revenue	18,621.1	14,912.2	24.9%	18,801.2	-1.0%
Gross profit	2,116.2	1,801.3	17.5%	2,026.8	4.4%
EBIT	1,238.4	1,019.7	21.4%	2,091.9	-40.8%
EBITDA(²)	2,232.5	1,828.3	22.1%	3,024.9	-26.2%
Adjusted EBITDA(³)	2,179.0	1,948.5	11.8%	2,271.5	-4.1%
Net Income	190.2	106.3	78.9%	783.5	-75.7%
Adjusted Net Income	195.5	121.2	61.3%	327.4	-40.3%

Note	1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.
Note	2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.
Note	3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S/A, as detailed in its earnings release.

Message from the CEO

Expectations were quite high in terms of timing for approval of pension reform in Brazil and everything it would unlock thereafter. Building political consensus around content and approval of the reform took longer, affecting confidence. Economists reduced their forecasts to 1% growth levels and Brazilian Real depreciated. Global uncertainties instead were perceived as risks to the Brazilian call. US and China grew above expectations so far. Oil prices appreciated almost 30% during first quarter helping ethanol prices during intercrop period. Sugar prices remain depressed mainly on another strong crop in India and Thailand. ASF hit Chinese swine livestock reducing demand for grains and causing prices meltdown. Never an easy ride.

CZZ consolidated adjusted EBITDA increased 12% yearly in 1Q19, with positive contributions from both energy and logistics. Raízen Energia concluded the 2018/19 crop-year close to low end of revised guidance, no surprise. Diluting fixed costs in view of weather-related crop setbacks was challenging in addition to depressed sugar prices. Raízen managed to optimize production mix and hedging of sugar and ethanol helped results. Those are important tools to reduce further the impact of commodity price swings. Raízen Combustíveis continues to deliver above-average results in Brazil while Raízen Argentina’s performance support yearly forecasts. Comgás leveraged on higher industrial activity, offsetting higher temperatures, which reduced residential consumption. Moove’s volumes also grew in Brazil and abroad. And Rumo keep on increasing capacity and capturing demand while gaining market share of grain exports in both Santos and Southern ports.

We hosted our Investor Day event last March, reinforcing our conviction in the intrinsic value of our portfolio. We invested roughly BRL 6 billion over the last three years. This quarter in particular we tendered BRL 1.6 billion worth of Comgás preferred shares, increasing our stake to over 95%, and announced a tender for common shares a couple of weeks ago. In the meantime, Rumo won the Norte-Sul railway concession, adding another 1,600 km to existing network.

And there are still three quarters to go!

Marcos Marinho Lutz

CZZ’s CEO

Investor Relations E-mail: ri@cosan.com.br Phone: +55 11 3897- 9797 +1 646 849 9960 Website: ir.cosanlimited.com

1 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Adoption of IFRS 16—Leases

Since January 1, 2019, the Company applies the IFRS 16, which addresses lease accounting practices and replaces IAS 17—Leases and its interpretations. The Group chose the modified retrospective approach, without restating the Consolidated Financial Statements for 2018.

The main impacts on result are detailed in the Financial Statements of Cosan S.A. for March 31, 2019 (Note 3). In sum, we began recognizing lease agreements in the Balance Sheet as right of use—accounted for under assets, as well as lease liabilities representing the obligation to make contractual payments. In the Income Statement, we no longer recognize lease expenses for the installments incurred in the period, now recording depreciation expenses of the right of use (impacting costs and expenses), as well as financial charges of interest on lease liabilities impacting the financial result. Note that there is no impact on the Statement of Cash Flows under the new Accounting Standard.

For comparison purposes, all analysis of Adjusted EBITDA presented in this report exclude IFRS 16 effect, among other adjustments, once the effect will not be retroactive to 2018 figures. As explained in the respective earnings releases, the impact on the EBITDA and Net Income of Raízen Combustíveis, Comgás, Moove and Cosan S.A. corporate is limited. The impact will be more significant on Raízen Energia during the year, due to the volume of land and machinery lease agreements in this business. As for Rumo and Cosan Logistica, the main difference relates to concession fee payments.

Business Units

Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on May 13, 2019 and May 10, 2019, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S.A. (CSAN3): http:/ri.cosan.com.br

•	Cosan Logística (RLOG3): http://ri.cosanlogistica.com

Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below:

•	Cosan S.A. (CSAN3) (60%)

Raízen Combustíveis (50%)      Fuel Distribution

Raízen Energia (50%)                Sugar, Ethanol and Cogeneration

Comgás (95%)                            Natural Gas Distribution

Moove (70%)                             Lubricants, Base Oils and Specialties

Cosan Corporativo (100%)        Corporate Structure and Other Investments

•	Cosan Logística S.A. (RLOG3) (73%)

Rumo S.A. (RAIL3) (28.5%)    Logistics Operator

2 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Executive Summary 1Q19

Oil prices increased almost 30% during 1Q19, the highest rise of the commodity in a long while. Ethanol prices did not follow the trend in full due to higher inventories sell off prior to the beginning of the new crop year. Otto-cycle sales keep on improving gradually, while diesel and jet fuel volumes increased at higher pace. Improving economic activity supported higher natural gas and lubricant sales volumes in Brazil.

CZZ consolidated proforma EBITDA increased 12% and reached BRL 2.2 billion with contributions from both energy and logistics portfolio. For proper comparison, CZZ adjusted numbers exclude the impact of IFRS 16 for all businesses. Net income totaled BRL 192.2 up from 1Q18, while FCFE stood at BRL 733.5 million. Net Debt/EBITDA closed the quarter at 2.2x

Cosan S.A. (CSAN3):

Cosan S.A. Proforma: The pro forma adjusted EBITDA of Cosan S.A. was R$1.5 billion (+11%) in 1Q19, mainly supported by Comgás and Moove’s results and consolidation of Raízen Argentina. Net income reached R$ 401 million (+11%) while free cash flow (FCFE) totaled R$ 1.7 billion (-7%). Cosan S.A. issued R$ 1.7 billion in debentures to fund the voluntary tender offer of Comgás preferred shares, and Moove’s capitalization was concluded with CVC Funds injecting R$ 434 million in the company for a 30% stake. Note that 1Q18 cash generation was positively affected by R$ 1.3 billion inflow resulting from the sale of credit rights. Leverage ended the quarter at 2.0x net debt/proforma EBITDA (normalized by the Regulatory Current Account of Comgás and excluding IFRS 16 impacts).

Raízen Combustíveis

RC Brazil: Adjusted EBITDA reached R$714 million in 1Q19 (-2%). Sales volumes increased 3% yearly—once again, the highlights were ethanol, diesel and aviation. Otto-cycle sales were flat compared to same period last year, but keep improving sequentially when measured in gasoline equivalent, reflecting car sales and rising consumer confidence. Ethanol sales gained share against gasoline in the mix. Fuel prices volatility continue to bring challenges and opportunities, and Raízen managed to deliver above-average performance during the quarter through the optimization of its supply and commercialization strategies.

RC Argentina: EBITDA from the refining and distribution of fuel and other byproducts in Argentina totaled US$61 million (R$232 million) in 1Q19. Economic instability continued affecting demand for fuels, resulting in a 6% yearly decrease in gasoline and diesel volumes during the quarter. Sequentially, however, volumes remained stable. Aviation sales instead increased significantly (15% QoQ and 41% YoY), following higher demand for flights in Argentina combined with new contracts. Total volume processed was 88 thousand barrels/day, implying capacity utilization ratio of 81% in the refinery, back to normality after maintenance shutdown.

Raízen Energia: Adjusted EBITDA reached R$ 927 million (-7%) in 1Q19, closing the 2018/19 crop year, whose adjusted EBITDA totaled R$ 2.9 billion (-29%). Lower sales prices (sugar, and electricity) were partially offset by higher sales of own sugar and ethanol volumes and better ethanol prices during the quarter. 2018/19 year results reflect perverse combination of weather-related crop setback and depressed international sugar prices. Crushing ended in December, reaching 59.7 million tons (-2%), reflecting 6% lower agricultural productivity (TRS kilograms per hectare). Sugar-equivalent production was 3% lower, as Raízen prioritized ethanol production (52% record high share of the mix versus 45% last crop year) to leverage on that commodity higher profitability. Lower sugar cane availability prevented expected fixed costs dilution, causing unit cash cost of production to increase 7% this year. Note that we advanced our hedging for current and next crop year locking profitability above previous crop year.

Comgás: Normalized adjusted EBITDA reached R$499 million (+14%) in 1Q19 on the back of growing volumes. Industrial activity in specific sectors led to 2% increase in sales volumes in that segment while also helping commercial sales to expand 8% following the addition of approximately 800 clients over the last twelve months. Residential volumes instead decreased 4% given lower temperatures when compared to same period last year, partially offset by connection of 100,000 new clients in one year.

Moove: EBITDA reached R$ 81 million (+58%) in the quarter driven by higher sales of finished lubricants as well as expansion of international operations.

3 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Cosan Logística S.A. (RLOG3):

Rumo’s transported volumes increased 12.5% during 1Q19 when compared to same period last year reaching 13.3 Billion RTK. Higher capacity availability following investments enabled capturing seasonally higher volumes in January due to anticipation of soybean crop commercialization and continued ramp-up of fertilizers’ back hauling at Malha Norte. Rains caused landslides at Santos downhill, affecting Malha Norte operations in February. March volumes grew in line with plan. Rumo’s market share of exported grain volumes reached 51% in Santos (+3p.p.) and 46% (+13 p.p.) combing Paranaguá and São Francisco do Sul Southern Ports, by providing more efficient logistic solution to clients. Soybean exports are now expected to be lower, but impact for Rumo will likely be reduced by take-or-pay obligations and strong corn crop, with possible anticipation of exports already in second quarter.

Rumo EBITDA (including IFRS 16) reached R$ 802 million (+12.7%) in 1Q19 on the back of higher volumes transported. Despite continued reduction in fuel consumption (liters/TKB:-4.6%), variable costs increased above volume expansion this quarter due to: i) higher costs related to sugar trucking to accommodate higher soybean volumes; and ii) penalties related to non-delivery of transportation services in February due to landslides. EBITDA margins stood at 49%. Net profit totaled BRL 27 million reflecting operational performance as well as efforts to reduce debt costs including pre-payments. Net Debt/EBITDA reached 2.1x (broad leverage adjusted for IFRS16).

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosan.com.br) in the Results Center.

4 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Main Operational and Financial Metrics

Raízen Combustíveis—Brazil

	1Q19	1Q18	Chg.%	4Q18	Chg.%
	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	2,958	2,887	2%	3,109	-5%
Gasoline Equivalent(4) Volume (‘000 cbm)	2,664	2,661	0%	2,779	-4%
Diesel Volume (‘000 cbm)	2,867	2,779	3%	3,014	-5%
Adjusted EBITDA Margin(5) (BRL/cbm)	111	117	-5%	120	-8%
Adjusted EBIT(5) (BRL/cbm)	78	90	-13%	95	-18%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.

Note 5: Excludes asset sale and other non-recurring items. From 1Q18 onwards includes asset amortization arising from contracts with clients.

Raízen Combustíveis—Argentina

	1Q19	4Q18	Chg.%
	(jan-mar)	(oct-dec)	1Q19/4Q18
Processed Volume (‘000 BBL/day)	88.0	75.5	14%
Total Volume Sold (‘000 cbm)	1,594	1,526	4%
EBITDA (USD mIn)	61	22	n/a

Raízen Energia

	1Q19	1Q18	Chg.%	2018/19	2017/18	Var.%
	(jan-mar)	(jan-mar)	1Q19/4Q18	(jan-mar)	(jan-mar)	17/18x17/18
Sugarcane Crushed (mln mt)	0.2	0.5	-70%	59.7	61.2	-2%
TRS/ha	7.5	7.4	1%	9.2	9.8	-6%
Sugar/Ethanol Production Mix	25% x 75%	18% x 82%	n/a	48% x 52%	55% x 45%	n/a
Adjusted EBITDA(6) (BRL mln)	927	1,000	-7%	2,891	4,089	-29%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	1Q19	1Q18	Chg.%	4Q18	Chg.%
	(jan-mar)	(jan-mar)	1Q19/4Q18	(oct-dec)	1Q19/4Q18
Total Sales Volume (cbm) Ex-Thermal	1,108	1,072	3%	1,151	-4%
Normalized EBITDA(7) (BRL mln)	499	437	14%	465	7%
IFRS EBITDA (BRL mln)	447	374	19%	1,093	-59%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	1Q19	1Q18	Chg.%	4Q18	Chg.%
	(jan-mar)	(jan-mar)	1Q19/4Q18	(oct-dec)	1Q19/4Q18
Total Sales Volume(8) (‘000 cbm)	91	84	9%	83	10%
EBITDA (BRL mln)	81	51	58%	61	34%

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	1Q18	1Q19	Chg.%
Consolidated
Operating ratio(9)	77%	76%	1,3%
Diesel consumption (liters/ ‘000 GTK)	4.35	4.15	-4,6%
Rail accidents (MM Train/Km)	14.2	16.1	13%
Personal accidents (accidents /MM MHW)	0.33	0.22	-33%
North Operation
Grains from Rondonópolis (MT) – Santos (SP) Cycle of railcars (days)	9.9	11.1	12.1%
South Operation
Grains from North PR – Ports Paranaguá (PR) and São Francisco do Sul (SC) Cycle of railcars (days)	7.6	8.1	6.6%

Note 9: It only considers the variable costs of railway operations.

5 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Cosan Corporate Results

The following table provides a breakdown of the 1Q19 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S.A. Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit(10) 1Q19	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	23,161.3	7,120.0	2,060.1	1,034.3	0.3	(30,281.3)	0.0	3,094.7	1,634.9	—	(9.4)	4,720.2
Cost of Goods and Services Sold	(21,899.5)	(6,651.3)	(1,498.9)	(826.4)	0.0	28,550.7	(0.0)	(2,325.3)	(1,153.5)	—	9.4	(3,469.3)
Gross Profit	1,261.8	468.8	561.1	208.0	0.3	(1,730.5)	—	769.4	481.5	—	—	1,250.9
Gross Margin (%)	5.4%	6.6%	27.2%	20.1%	n/a	5.7%	0.0%	24.9%	29.4%	n/a	—	26.5%
Selling Expenses	(506.6)	(235.5)	(149.2)	(112.0)	0.1	742.0	—	(261.2)	(2.8)	—	—	(264.0)
General and Administrative Expenses	(162.6)	(124.4)	(83.6)	(37.6)	(37.5)	287.0	—	(158.8)	(83.2)	(16.5)	—	(258.5)
Other Operating Income (Expenses)	280.6	48.0	3.5	1.0	11.9	(328.7)	—	16.5	(21.5)	0.0	—	(5.1)
Equity Pick-up	0.0	4.7	—	1.7	459.8	(4.7)	(189.2)	272.3	4.7	216.6	(216.6)	277.0
Depreciation and Amortization	185.8	728.6	115.4	20.5	4.1	(914.4)	—	140.0	422.5	0.3	—	562.8
EBITDA	1,059.2	890.2	447.1	81.6	438.7	(1,949.3)	(189.2)	778.2	801.1	200.5	(216.6)	1,563.1
EBITDA Margin (%)	4.6%	12.5%	21.7%	7.9%	n/a	6.4%	n/a	25.1%	49.0%	n/a	n/a	33.1%
Financial result	(71.0)	(155.1)	(52.5)	(3.1)	(82.8)	226.1	—	(138.3)	(324.4)	(5.0)	(54.8)	(522.6)
Income and Social Contribution Taxes	(183.4)	6.9	(99.3)	(15.4)	43.9	176.6	—	(70.8)	(27.8)	(1.3)	18.6	(81.3)
Non-controlling Interest	(20.8)	(0.8)	—	(0.6)	—	21.6	(32.7)	(33.3)	(19.4)	(3.6)	(149.9)	(206.2)
Net Income	598.0	12.6	179.9	42.0	395.7	(610.7)	(221.9)	395.7	7.0	190.2	(402.7)	190.2

Note 10: As of 1Q19, the results of Cosan and its business units were impacted by the adoption of the new accounting standards (IFRS 16), as detailed in Note 3 of the quarterly financial statements as of March 31, 2019.

6 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Loans and Financing

In March 31, 2019, Cosan Limited’s (CZZ Corporate) gross debt totaled R$ 1.9 billion, in line with 4Q18 and cash and cash equivalents came to R$ 214 million in 1Q19, compared to R$ 781 million at the close of the 4Q18.

CZZ Corporate’s net debt ended the period at R$ 1.6 billion (ex-IFRS 16).

Loans and Financing 1Q19 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	Cosan Limited (Parent Company)	CZZ Pro forma
Opening balance of pro forma net debt	1,555.3	515.6	2,451.4	4,522.2	4,715.1	1,848.4	11,085.7	6,714.8	1,101.0	18,901.5
Cash, cash equivalents and marketable securities	1,727.3	219.7	2,109.1	4,056.2	1,218.8	677.5	5,952.5	2,987.1	781.3	9,721.0
Gross Debt	3,282.6	735.3	4,560.5	8,578.4	5,933.9	2,526.0	17,038.2	9,701.9	1,882.3	28,622.4
Cash items	(106.5)	14.9	1,546.2	1,454.6	(330.5)	(312.2)	811.9	(322.8)	(43.1)	446.0
Funding	—	19.3	1,692.6	1,712.0	823.4	109.0	2,644.4	1,315.5	—	3,959.8
Payment of principal on loans and borrowings	(108.5)	—	(3.8)	(112.3)	(1,096.9)	(398.8)	(1,607.9)	(1,356.9)	—	(2,964.9)
Payment of Interest on loans borrowings	(14.8)	(1.8)	(137.7)	(154.3)	(57.0)	(22.4)	(233.7)	(257.3)	(57.2)	(548.2)
Derivatives	16.9	(2.7)	(5.0)	9.2	—	—	9.2	(24.1)	14.1	(0.7)
Noncash items	76.2	8.0	113.7	197.9	147.5	(41.0)	304.4	210.2	15.9	530.6
Provision for interest (accrual)	51.3	6.2	98.1	155.6	69.7	27.9	253.2	167.7	28.0	448.9
Monetary variation and MTM adjustment of debt	27.4	3.3	45.0	75.8	25.6	1.0	102.4	135.3	5.8	243.5
Exchange variation, net of derivatives	(2.6)	(1.5)	(29.4)	(33.4)	52.3	(70.0)	(51.2)	(92.7)	(17.9)	(161.8)
Closing balance of gross debt	3,252.4	758.2	6,220.4	10,231.0	5,750.9	2,172.8	18,154.6	9,589.3	1,855.1	29,599.1
Cash, cash equivalents and marketable securities	1,796.8	612.9	2,247.4	4,657.0	1,594.9	1,409.3	7,661.2	2,560.3	214.1	10,435.6
Closing balance of pro forma net debt	1,455.6	145.4	3,973.0	5,574.0	4,155.9	763.5	10,493.4	7,029.1	1,641.0	19,163.5
Obligations due to preferred shareholders of subsidiaries	—	—	1,113.5	1,113.5	—	—	1,113.5	—	—	1,113.5
Leasing (IFRS 16)	14.8	34.9	29.5	79.2	1,915.8	279.9	2,274.9	1,617.7	8.0	3,900.7
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,470.5	180.3	5,116.0	6,766.7	6,071.8	1,043.4	13,881.9	8,646.8	1,649.0	20,277.0

7 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Cash Flow Reconciliation

Cash Flow Statement 1Q19 BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S.A.	Raízen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited (Parent Company)	Eliminations/ Adjusted	CZZ Proforma
EBITDA	447.1	81.6	438.7	(189.2)	778.2	974.7	(305.3)	1,447.5	801.1	200.5	(216.6)	2,232.5
Noncash impacts on EBITDA	(38.0)	13.5	(490.0)	189.2	(325.3)	(88.1)	305.3	(108.0)	56.5	(208.7)	216.6	(43.6)
Changes in assets and liabilities	(98.1)	(140.4)	(9.1)	(1.2)	(248.9)	1,748.0	—	1,499.1	(344.2)	0.7	—	1,155.6
Operating financial result	22.3	1.6	27.3	—	51.2	(81.1)	—	(29.8)	30.0	1.1	—	1.4
Operating Cash Flow	333.3	(43.8)	(33.0)	(1.2)	255.3	2,553.5	—	2,808.8	543.4	(6.4)	—	3,345.8
CAPEX	(146.2)	(3.3)	(1.8)	—	(151.3)	(584.7)	—	(736.0)	(542.6)	—	—	(1,278.6)
Other	0.0	0.0	(26.0)	0.0	(26.0)	55.5	—	29.5	(10.9)	—	—	18.6
Cash Flow from Investing Activities	(146.2)	(3.3)	(27.8)	0.0	(177.3)	(529.3)	—	(706.5)	(553.5)	—	—	(1,260.1)
Funding	—	19.3	1,692.6	—	1,712.0	932.4	—	2,644.4	1,315.5	—	—	3,959.8
Loans amortization (Principal)	(108.5)	—	(3.8)	—	(112.3)	(1,495.7)	—	(1,607.9)	(1,392.7)	(0.2)	—	(3,000.8)
Loans amortization (Interest)	(14.8)	(1.8)	(137.7)	—	(154.3)	(82.3)	—	(236.6)	(278.7)	(57.2)	—	(572.5)
Leasing amortization (IFRS16)	(0.8)	(0.4)	(1.1)	—	(2.2)	(44.3)	—	(46.5)	(38.4)	0.1	—	(84.9)
Derivatives	16.9	(2.7)	(5.0)	—	9.2	—	—	9.2	(24.1)	14.1	—	(0.7)
Other	(0.0)	433.5	(1,598.7)	(0.0)	(1,165.2)	1.5	—	(1,163.7)	(0.0)	(502.0)	—	(1,665.7)
Cash Flow from Financing Activities	(107.2)	448.0	(53.6)	(0.0)	287.2	(688.3)	—	(401.2)	(418.5)	(545.1)	—	(1,364.8)
Dividends received	—	—	237.5	(7.0)	230.5	—	(219.8)	10.7	1.9	—	(0.0)	12.6
Free Cash Flow to Equity	79.9	400.9	123.1	(8.3)	595.6	1,335.9	(219.8)	1,711.8	(426.7)	(551.6)	(0.0)	733.5
Cosan S.A	—	—	0.0	—	0.0	—	219.8	219.8	(0.4)	—	0.0	219.4
Cosan Limited	(10.5)	0	0	8.3	(2.2)	—	—	(2.2)	0	0	0	(2.2)
Non-controlling Shareholders	—	—	—	—	—	(234.8)	—	(234.8)	—	—	—	(234.8)
Dividends paid	(10.5)	—	0.0	8.3	(2.2)	(234.8)	219.8	(17.2)	(0.4)	—	0.0	(17.6)
Exchange variation impact on cash and cash equivalents	—	(7.7)	15.1	—	7.4	6.7	—	14.1	0.2	(15.6)	—	(1.3)
Cash Generation (Burn) in the Period	69.4	393.1	138.3	(0.0)	600.8	1,107.9	—	1,708.7	(426.9)	(567.2)	—	714.6

8 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Financial Statements

Cosan Limited—Accounting

Indicators	1Q19	1Q18	Chg.%	4Q18	Chg.%
BRL mln	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
EBITDA	1,563.1	1,317.8	18.6%	2,547.0	-38.6%
Investments	719,5	609.2	12.7%	632.4	8.5%

Indicators Statement for the Period	1Q19	1Q18	Chg.%	4Q18	Chg.%
BRL mln	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
Net Revenue	4,720.2	3,543.4	33.2%	4,447.6	6.1%
Cost of Goods and Services Sold	(3,469.3)	(2,512.7)	38.1%	(3,287.7)	5.5%
Gross profit	1,250.9	1,030.7	21.4%	1,159.9	7.8%
Selling, general & administrative expenses	(522.5)	(458.4)	14.0%	(565.3)	-7.6%
Other net operating income (expenses)	(5.1)	(22.7)	-77.6%	826.4	n/a
Financial results	(522.6)	(520.7)	0.4%	177.2	n/a
Equity Pick-up	277.0	294.8	-6.0%	548.5	-49.5%
Expenses with income and social contribution taxes	(81.3)	(83.1)	-2.1%	(574.1)	-85.8%
Non-controlling interest	(206.2)	(134.5)	53.3%	(789.2)	-73.9%
Discontinued operations	—	—	n/a	—	n/a
Net Income (Loss)	190.2	106.3	78.9%	783.5	-75.7%

Balance Sheet	1Q19	4Q18
BRL mln	03/31/19	12/31/18
Cash and cash equivalents	4,662	3,622
Marketable Securities	2,770	4,203
Trade accounts receivable	1,853	1,546
Inventories	736	716
Derivative financial instruments	2,769	2,549
Other current assets	1,641	1,691
Other non-current assets	6,462	4,187
Investments	8,361	8,456
Investment properties	—	—
Property, plant and equipment	11,711	12,418
Intangible assets	16,937	16,973
Total Assets	57,901	56,361
Loans and borrowings	24,316	22,574
Financial instruments and derivatives	22	26
Trade accounts payable	1,985	1,924
Payroll	228	340
Other current liabilities	1,960	1,858
Other non-current liabilities	13,296	11,670
Shareholders’ Equity	16,094	17,969
Total Liabilities	57,901	56,361

9 of 10

COSAN LIMITED	Earnings Release
1st Quarter of 2019

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	1Q19	1Q18	Chg.%	4Q18	Chg.%
BRL mln	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
EBITDA	2,232.5	1,828.3	22.1%	3,024.9	-26.2%
Adjusted EBITDA	2,179.0	1,948.5	11.8%	2,271.5	-4.1%
Investments	1,455.6	1,118.9	13.6%	1,113.1	14.2%

Income Statement for the Period	1Q19	1Q18	Chg.%	4Q18	Chg.%
BRL mln	(jan-mar)	(jan-mar)	1Q19/1Q18	(oct-dec)	1Q19/4Q18
Net Revenue	18,621.1	14,912.2	24.9%	18,801.2	-1.0%
Cost of Goods and Services Sold	(16,505.0)	(13,110.9)	25.9%	(16,774.4)	-1.6%
Gross profit	2,116.2	1,801.3	17.5%	2,026.8	4.4%
Selling, general & administrative expenses	(1,036.8)	(862.9)	20.2%	(1,063.9)	-2.5%
Other net operating income (expenses)	159.1	81.3	95.8%	1,129.0	-85.9%
Financial results	(635.7)	(575.0)	10.5%	181.3	n/a
Equity Pick-up	(25.9)	(5.6)	n/a	52.0	n/a
Expenses with income and social contribution taxes	(169.6)	(190.7)	-11.1%	(746.8)	-77.3%
Non-controlling interest	(217.0)	(142.1)	52.7%	(794.9)	-72.7%
Discontinued operations	—	—	n/a	—	n/a
Net Income (Loss)	190.2	106.3	78.9%	783.5	-75.7%

Balance Sheet	1Q19	4Q18
BRL mln	03/31/19	12/31/18
Cash and cash equivalents	7,532	5,502
Marketable Securities	2,904	4,219
Trade accounts receivable	3,533	3,352
Inventories	2,773	4,207
Derivative financial instruments	3,597	3,674
Other current assets	4,284	4,118
Other non-current assets	11,722	7,084
Investments	636	638
Property, plant and equipment	20,551	20,603
Intangible assets	20,029	20,047
Total Assets	77,560	73,444
Loans and borrowings	32,942	31,744
Financial instruments and derivatives	394	480
Trade accounts payable	5,998	4,773
Payroll	499	567
Other current liabilities	4,891	4,099
Other non-current liabilities	16,605	13,677
Shareholders’ Equity	16,232	18,105
Total Liabilities	77,560	73,444

10 of 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer